Mail Stop 3561

January 24, 2008

Chris Sharng, Chief Executive Officer
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

      Re: **Natural Health Trends Corp.**
                  Amendment No. 1 to Registration Statement on Form S-3
                  Filed December 28, 2007
                  File No. 333-147480
                  Form 10-K filed March 28, 2007
                  File No. 000-26272

Dear Mr. Sharng:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note your response to comment 1 in our letter dated December 28, 2007. You state that the number of shares you are seeking to register is slightly in excess of

one-third of the Company's outstanding shares held by non-affiliates immediately prior to the convertible debenture transaction which, as of October 19, 2007, was 9,329,469 shares. The beneficial ownership table on page 22 of Amendment No. 1 to your Form S-3 shows your stock ownership as of November 12, 2007 and the number of shares held by non-affiliates as a lower amount on that date. It is not clear why you have determined to use the number of shares held by non-affiliates as of the date of the transaction as compared to at the time the registration statement was filed. Please tell us why you believe your analysis is appropriate or reduce the number of shares you are registering for resale to one-third of the number of shares held by non-affiliates as of a current date. We may have further comment.

Selling Stockholders, page 26

Potential Profits from Conversion of Debentures, page 33

2. At the bottom of the table, please revise to quantify the difference in the face value of the debentures and the purchase price paid, as you note in footnote (2) to the table.

Exhibit 23.1

3. Please advise or revise your registration statement to also include a consent from the predecessor accounting firm as well as the current accounting firm.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006

Restricted Cash page 49

4. We note your response to comment 19 in our letter dated December 14, 2007. Please tell us your basis in U.S. GAAP for treating money paid to a third party mutual aid cooperative as restricted cash. In this regard, please tell us whether the cash amount is refundable.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Senior Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John B. McKnight, Esq.
        Locke Lord Bissell & Liddell LLP
        Via Facsimile